Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 14-A-III dated November 30, 2009

Term Sheet to
Product Supplement 14-A-III
Registration Statement No. 333-155535
Dated December 1, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Principal Protected Notes Linked to the S&P 500® Risk Control 10% Excess Return Index due December 31, 2014

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2014*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Risk Control 10% Excess Return Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The S&P 500® Risk Control 10% Excess Return Index is intended to provide a performance benchmark for the U.S. equity markets while seeking greater stability and a reduction in the overall risk level of the S&P 500® Total Return Index (the "Underlying Index").
- Investing in the notes is not equivalent to investing in the S&P 500® Risk Control 10% Excess Return Index or any of the equity securities underlying the S&P 500® Risk Control 10% Excess Return Index.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about December 22, 2009 and are expected to settle on or about December 28, 2009.

Key Terms

Index:	The S&P 500® Risk Control 10% Excess Return Index (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount†:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about December 22, 2009.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 26, 2014*
Maturity Date:	December 31, 2014*
CUSIP:	48124ACZ8

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 14-A-III.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 14-A-III and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 14-A-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $26.70 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. The other dealers, in their sole discretion, may forego some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $26.70 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-65 of the accompanying product supplement no. 14-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 1, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-III dated November 30, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-A-III dated November 30, 2009:
  http://sec.gov/Archives/edgar/data/19617/000089109209004534/e37172_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

You may access additional information regarding The S&P 500® Risk Control 10% Excess Return Index in the Strategy Guide at the following URL:

http://www.sec.gov/Archives/edgar/data/19617/000095010309002593/risk_control.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

S&P 500® Risk Control 10% Excess Return Index

The Index is intended to provide a performance benchmark for the U.S. equity markets while seeking greater stability and a reduction in the overall risk level of the Underlying Index. The Index utilizes the existing S&P 500® methodology, plus an overlying mathematical algorithm designed to control the level of risk of the Underlying Index by establishing a specific volatility target and dynamically adjusting the exposure to the Underlying Index based on its observed historical volatility.

The Index tracks the return of the Underlying Index over and above a short-term money market investment, by calculating the return on an investment in the Underlying Index where the investment was made through the use of borrowed funds. The Index is dynamically adjusted to target a 10% level of volatility. The return of the Index consists of two components: (1) the return on the position in the Underlying Index and (2) the associated borrowing costs of the investment funds, depending upon whether the position is leveraged or deleveraged. For example, if the exposure to the Underlying Index is 80%, the remaining 20% will not accumulate borrowing costs in the Index. If the leverage factor is greater than 100%, the full exposure will be charged borrowing costs, which are deducted from the Index. If the risk level reaches a threshold that is too high, the cash level is increased in order to maintain the target volatility. If the risk level is too low, then the Index will employ leverage to maintain the targeted level of volatility.

As an excess return index, the Index represents an unfunded position in the Underlying Index. The borrowing rate is generally based on the overnight U.S. LIBOR Rate.

For additional information about the Index, see " S&P 500® Risk Control 10% Excess Return Index" in the accompanying product supplement no. 14-A-III.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate[††], *provided* that this payment (the Additional Amount) will not be less than zero.
  [††] The Participation Rate will be determined on the pricing date and will not be less than 100%.

- **EXPOSURE TO THE S&P 500® RISK CONTROL 10% EXCESS RETURN INDEX —** The return on the notes is linked to the performance of the S&P 500® Risk Control 10% Excess Return Index, which is intended to provide a performance benchmark for an unfunded investment in the U.S. equity markets while seeking greater stability than and a reduction in the overall risk level relative to the S&P 500® Total Return Index (the "Underlying Index"). The S&P 500® Risk Control 10% Excess Return Index utilizes a 10% volatility target and dynamically adjusts its exposure to the Underlying Index based on observed historical volatility. For additional information about the S&P 500® Risk Control 10% Excess Return Index, see the information set forth under "S&P 500® Risk Control 10% Excess Return Index" in the accompanying product supplement no. 14-A-III and TS-1 in this term sheet.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-A-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You generally will be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes' adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 27, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 3.31%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.31%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-A-III dated November 30, 2009.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —**The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the stocks comprising the Index or contracts related to the Index.   If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlying securities comprising the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS** — The Index began publishing on May 13, 2009 and, therefore, has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Index existed in the past, but those calculations are subject to many limitations. Such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance. Regardless of the hypothetical and historical performance of the Index, the Ending Index Level may be lower than or equal to the Initial Index Level, which would limit your payment at maturity to $1,000 for each $1,000 principal amount note.

- **THE INDEX MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM THE UNDERLYING INDEX AND MAY NOT ACHIEVE ITS TARGET VOLATILITY —** The Index employs a mathematical algorithm intended to control the level of risk of the Underlying Index by establishing a specific volatility target and dynamically adjusting the exposure to the Underlying Index based on its observed historical volatility. No assurance can be given that the volatility strategy will be successful or that the Index will outperform the Underlying Index or any alternative strategy that might be employed to reduce the level of risk of the Underlying Index. We also can give you no assurance that the Index will achieve its target volatility of 10%.

- **THE INDEX DYNAMICALLY ADJUSTS EXPOSURE TO THE UNDERLYING INDEX BASED ON OBSERVED VOLATILITY THAT CAN LEAD TO AN UNDEREXPOSURE OF YOUR NOTES TO THE PERFORMANCE OF THE UNDERLYING INDEX —** The Index represents a portfolio consisting of the Underlying Index and a borrowing cost component accruing interest based on the overnight U.S. LIBOR rate. The Index dynamically adjusts its exposure to the Underlying Index based on the Underlying Index's observed volatility. The Index's exposure to the Underlying Index will decrease, or deleverage, when historical volatility causes the risk level of the Underlying Index to reach a high threshold.   If, at any time, the Index exhibits low exposure to the Underlying Index and the Underlying Index subsequently appreciates significantly, the Index will not participate fully in this appreciation. Under these circumstances, the Additional Amount, if any, payable on the notes may be less than the amount you would have received by investing the same principal amount directly in the Underlying Index or in the underlying securities comprising the Underlying Index.

- **THE S&P 500® RISK CONTROL 10% EXCESS RETURN INDEX IS SUBJECT TO SHORT-TERM MONEY MARKET FUND BORROWING COSTS —** As an "excess return" index, the Index calculates the return on a leveraged or deleveraged investment with an increased or decreased exposure to the Underlying Index where the investment was made through the use of borrowed funds. Thus the return of the Index will be equal to the leveraged or deleveraged return of the Underlying Index less the associated borrowing costs. Because this "excess return" index represents an unfunded position in the Underlying Index, the performance of the Index will be subject to short-term money market fund borrowing costs and will not include any "total return" feature or cash component of a "total return" index, which represents a funded position in the Underlying Index.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index or the notes.

- **OUR AFFILIATE, JPMSI, HELPED DEVELOP THE S&P 500® RISK CONTROL 10% EXCESS RETURN INDEX —** JPMSI, one of our affiliates, worked with S&P in developing the guidelines and policies governing the composition and calculation of the Index. Although judgments, policies and determinations concerning the Index were made by JPMSI, JPMorgan Chase & Co., as the parent company of JPMSI, ultimately controls JMPSI.

  In addition, the policies and judgments for which JPMSI was responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSI is under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing the Index or making judgments that may affect the level of the Index. Furthermore, the inclusion of equity securities in the Index is not an investment recommendation by us or JPMSI of the equity securities underlying the Index.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes a Participation Rate of 100% and an Initial Index Level of 94. **The actual Participation Rate will be determined on the pricing date and will not be less than 100%.** The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
169.20	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
159.80	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
150.40	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
141.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
131.60	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
122.20	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
112.80	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
108.10	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
103.40	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
98.70	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
94.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000.00**	**=**	**$1,000.00**
89.30	-5.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
84.60	-10.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
79.90	-15.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
75.20	-20.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
65.80	-30.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
56.40	-40.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
47.00	-50.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
37.60	-60.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
28.20	-70.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
18.80	-80.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above calculated.

Example 1: The level of the Index increases from the Initial Index Level of 94 to an Ending Index Level of 112.80.
Because the Ending Index Level of 112.80 is greater than the Initial Index Level of 94, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(112.80-94)/94] \times 100\%) = \$1,200$$

Example 2: The level of the Index decreases from the Initial Index Level of 94 to an Ending Index Level of 75.20.
Because the Ending Index Level of 75.20 is lower than the Initial Index Level of 94, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 94 to an Ending Index Level of 103.40.
Because the Ending Index Level of 103.40 is greater than the Initial Index Level of 94, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(103.40-94)/94] \times 100\%) = \$1,100$$

The following graph demonstrates the hypothetical total return on the notes at maturity for the Index Returns detailed in the table above (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis. We cannot give you assurance that the performance of the Index will result in the payment at maturity in excess of $1,000 per $1,000 note.



Historical Information

The following graph sets forth the weekly hypothetical performance of the S&P 500® Risk Control 10% Excess Return Index from January 2, 2004 through May 8, 2009 and the actual historical performance of the S&P 500® Risk Control 10% Excess Return Index from May 15, 2009 to November 27, 2009. The closing level of the S&P 500® Risk Control 10% Excess Return Index on November 30, 2009 was 94.537. The price source for determining the Ending Index Level will be the Bloomberg page "SPXT10UE" or any successor page.

We obtained the various Index closing levels and other information below from Bloomberg and, accordingly, make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The hypothetical and actual historical Index performance should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

The data for the hypothetical back-tested performance of the S&P 500® Risk Control 10% Excess Return Index set forth in the following graph was calculated on materially the same basis on which the closing levels and performance of the S&P 500® Risk Control 10% Excess Return Index are now calculated, but does not represent the actual historical performance of the S&P 500® Risk Control 10% Excess Return Index.



The hypothetical historical levels on the previous page have not been verified by an independent third party. The back-tested, hypothetical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that the investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

The hypothetical performance data set forth on the previous page represents a simulation of past performance, which is not a guarantee of future results.